Exhibit 12.01
HARTFORD LIFE INSURANCE CO.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months
	Ended June 30,	For the years ended December 31,
(In millions) (Unaudited)	2005	2004	2003	2002	2001

Earnings	$550	$1,012	$794	$428	$696
Add:
Fixed charges
Interest expense	—	—	—	—	—
Interest factor attributable to rentals	2	6	6	7	6

Total fixed charges	2	6	6	7	6
Interest credited to contractholders	801	1,658	1,055	974	939

Total fixed charges including interest credited to contractholders	803	1,664	1,061	981	945

Earnings, as defined	552	1,018	800	435	702

Earnings, as defined, including interest credited to contractholders	1,353	2,676	1,855	1,409	1,641

Fixed charges
Fixed charges above	2	6	6	7	6
Dividends on subsidiary preferred stock	—	—	—	—	—

Total fixed charges and preferred dividend requirements	2	6	6	7	6

Total fixed charges, interest credited to contractholders and preferred dividend requirements	803	1,664	1,061	981	945

Ratios
Earnings, as defined, to total fixed charges	276.0	169.7	133.3	62.1	117.0

Earnings, as defined, to total fixed charges and preferred dividend requirements	276.0	169.7	133.3	62.1	117.0

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders	1.7	1.6	1.7	1.4	1.7

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders and preferred dividend requirements	1.7	1.6	1.7	1.4	1.7

41